Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TO HOLD AUGUST 12 ANNUAL GENERAL MEETING

Hsinchu, Taiwan, June 21, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that it will hold its annual general meeting of shareholders (the “Annual General Meeting”) on August 12, 2016, at 9:00 A.M. (Taipei Time) at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China (“ROC”) for the following purposes:

1.	To receive the financial statements of ChipMOS for the fiscal year ended December 31, 2015 and the auditors’ report thereon.

2.	To re-elect to the Board of Directors of ChipMOS (the “Board”) Messrs. John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu, as directors for three-year terms (Proposal 1).

3.	To re-appoint PricewaterhouseCoopers, Taiwan as the independent auditors of ChipMOS to hold office until the close of the next annual general meeting, and authorize the Board to determine their remuneration (Proposal 2).

4.	To approve (i) the merger (the “Merger”) of ChipMOS with and into ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), a company limited by shares incorporated under the laws of the ROC and a 58.3% directly owned subsidiary of ChipMOS as of January 21, 2016, with ChipMOS Taiwan being the surviving company after the Merger, (ii) the Agreement and Plan of Merger dated January 21, 2016 (the “Merger Agreement”) by and between ChipMOS and ChipMOS Taiwan and the transactions contemplated therein, (iii) the statutory merger agreement between ChipMOS and ChipMOS Taiwan (the “Bermuda Merger Agreement”) and the transactions contemplated therein and (iv) ChipMOS’s adoption of the Merger Agreement and the Bermuda Merger Agreement (Proposal 3).

5.	To authorize any one or more of the directors of ChipMOS to execute and deliver documents on his behalf and on behalf of ChipMOS in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement, the Bermuda Merger Agreement and the matters contemplated thereby (Proposal 4).

6.	To approve the adjournment of the Annual General Meeting as the chairman of the meeting determines in accordance with ChipMOS’s bye-laws to allow ChipMOS to solicit additional proxies if there are insufficient proxies received at the time of the Annual General Meeting to approve the Merger Agreement and the Bermuda Merger Agreement and the proxies received represent a greater number of votes in favor of Proposal 3 than against Proposal 3 (Proposal 5).

7.	To transact such other business as may properly come before the Annual General Meeting.

At the date hereof, there are no other matters that the Board intends to present, or has reason to believe others will present, at the Annual General Meeting.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Qingpu Industrial Zone, Shanghai, China, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

This press release is not an offering of securities for sale in any jurisdiction

ChipMOS TECHNOLOGIES INC. (“ChipMOS TW”) filed with the U.S. Securities and Exchange Commission (the “U.S. SEC”) a registration statement on Form F-4 on February 26, 2016, in connection with the merger of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) with and into ChipMOS TW. The Form F-4 has been declared effective by the U.S. SEC on June 23, 2016. The Form F-4 contains a prospectus, the proxy statement for the merger, and other documents. In addition, certain participants in the merger including IMOS filed with the U.S. SEC a Schedule 13E-3 transaction statement on February 26, 2016, in connection with the merger. These documents, as they may be amended from time to time, contain important information about ChipMOS TW and IMOS, the merger, and related matters including the terms and conditions of the transaction. U.S. shareholders of IMOS are urged to read these documents, as they may be amended from time to time, carefully before they make any decision at any shareholders’ meeting of IMOS with respect to the merger. The Form F-4, prospectus, proxy statement, Schedule 13E-3, and all other documents filed with the U.S. SEC in connection with the merger are available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, these documents are available, free of charge, to shareholders of IMOS who make a written request to irene_tsai@chipmos.com.

Forward-Looking Statements

This press release contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in financial services industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of transaction. These risks and uncertainties include those expected to be discussed under “Cautionary Statement Concerning Forward Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that ChipMOS Taiwan may file with the U.S. SEC.